Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Organization

Gordmans Intermediate Holding Corp.	Delaware

Gordmans, Inc.	Delaware

Gordmans Management Company, Inc.	Delaware

Gordmans Distribution Company, Inc.	Kansas

Gordmans LLC	North Dakota